MOUNTAIN PROVINCE DIAMONDS



Mining for Good







Mountain Province



Corporate Profile

Mountain Province Diamonds is a Canadian diamond company focused on the development of the 49 percent-controlled Gahcho Kué Project and the exploration of the 100 percent-controlled Kennady North Project.

Exploration of the Gahcho Kué kimberlites was completed in 2008. An independent 43-101 compliant resource report published in May 2009 estimated that three of the four Gahcho Kué kimberlites (5034, Hearne and Tuzo) contain an indicated mineral resource of 50.5 million carats grading 1.67 carats per tonne, and an inferred mineral resource of 10.3 million carats grading 1.73 carats per tonne.

An independent 43-101 definitive feasibility study completed in October 2010 supports an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué with an IRR of 33.9 percent. The Gahcho Kué resource was upgraded to a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats, which can support a mine producing an average 4.5 million carats per year over 11 years from the open-pit resource.

An independent diamond valuation conducted in April 2011 established an actual price per carat for the Gahcho Kué diamonds of US$185 and a modeled value of $122.

The Gahcho Kué environmental impact assessment was completed and filed with the Mackenzie Valley Environmental Review Board in December 2010. Initial feedback from the Gahcho Kué Panel conducting the environmental review has been positive. Detailed engineering design will commence during the second half of 2011 and mobilization for construction will commence once the environmental review has been successfully completed.

Strategy

Mountain Province plans to maximize shareholder value through the optimal permitting, development, construction and operation of the Gahcho Kué diamond mine and through successful exploration at the Kennady North Project.





Stock Exchange Information

Mountain Province trades on the Toronto Stock Exchange (**TSX: MPV**) and the New York Stock Exchange (**NYSE AMEX: MDM**).

N

"Gahcho Kué - discovered 16 years ago - was the last major economic diamond discovery."

City or Town
Kimberlite / Diamond Deposit
Ekati
Lac De Gras
Diavik
Clinton-Coldon Lake
MacKay Lake
Snap Lake
see detail
Gahcho Kué
Artillery Lake
Wha Ti
Rae
Winter Road
YELLOWKNIFE
Fort Reliance
Lutselk'e
Great Slave Lake
0
100
200
kilometres
N
Kennady Lake
Tesla
Tuzo
5034 Extension
5034 North
5034
5034 South
Hearne
Outline of Kimberlite @ 370m hae
Outline of Kimberlite @ 100m hae
0
300
metres
N

Message to Shareholders



2010 was a defining year for Mountain Province Diamonds. An independent feasibility study was completed detailing an economically viable, technically credible and environmentally sound development plan for Gahcho Kué. The feasibility study indicates that Gahcho Kué can support an eleven year mine producing an average of approximately 4.5 million carats a year. The projected capital and operating costs are both highly competitive, ensuring a rapid capital pay-back. Based on conservative modeled diamond price assumptions, Gahcho Kué has an IRR of 33.9 percent.

Also, an 11,000-page Gahcho Kué environmental impact statement was completed and submitted to the Mackenzie Valley Environmental Impact Review Board. The duration of the review will depend upon the number of enquiries received from interested and affected parties and the time it takes to satisfy these enquiries. I am hopeful that the review process will be efficient and effective in supporting the most optimal development plan for Gahcho Kué.



A key element of the environmental impact statement and the review by the Mackenzie Valley Environmental Impact Review Board will be minimizing the impact on land, water, wildlife and people of the area. Mountain Province Diamonds, along with De Beers Canada, is committed to responsible environmental stewardship at Gahcho Kué, and Mountain Province's wholly-owned Kennady North Project.

During 2010, rough diamond prices increased by approximately 30 percent and are now at historic highs, which is a consequence of ever-growing demand and diminishing supply from aging mines. During 2011, demand for rough diamonds is expected to outstrip supply confirming that the industry has reached "peak diamond supply". Expanded production from existing and new mines is insufficient to meet the burgeoning demand from Asia, which is experiencing strong double digit annual demand growth.

Gahcho Kué - discovered 16 years ago - was the last major economic diamond discovery. Based on current projections, Gahcho Kué is expected to come into production during late 2014/early 2015 when there is expected to be an acute shortage of rough diamonds. This situation should provide strong price support for Gahcho Kué's production, which could result in earnings well above levels predicted in the feasibility study.

My thanks go to our shareholders, Board of Directors, and staff for their continued support over the past year.

"Mountain Province Diamonds …is committed to responsible environmental stewardship…"

Patrick Evans
President and CEO

May 2011



"The Gahcho Kué Project is a highly diamondiferous primary kimberlite cluster located at Kennady Lake…"

Investing in Gahcho Kué

Strategic Location

Gahcho Kué is located in the Northwest Territories - the heart of Canada's diamond mining industry. Gahcho Kué is a cluster of seven known kimberlites, four of which are located within the joint venture with De Beers Canada. Three of the kimberlites - 5034, Hearne and Tuzo - have probable mineral reserves.

Gahcho Kué Independent Mineral Reserve Statement

(JDS Mining, October 2010)

Pipe	Reserve	Tonnes *(Mt)*	Grade *(cpht)*	Carats *(Mct)*
5034	Probable	13.2	177	23.3
Hearne	Probable	5.4	210	11.5
Tuzo	Probable	12.6	113	14.2
Total	**Probable**	**31.3**	**157**	**49.0**

Gahcho Kué Independent Diamond Valuation

(WWW International Diamond Consultants, April 2011)

Actual Price (US$/carat)

Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	$210	$411,683
	West Lobe	1,132.14	108	122,676
Hearne		2,905.76	93	269,689
Tuzo		2,321.85	315	730,975
Total		**8,317.29**	**$185**	**$1,535,024**

Gahcho Kué Independent Feasibility Study

(JDS Energy and Mining, October 2010)

• Project IRR including sunk costs	**20.7%***
• Project IRR excluding sunk costs	**33.9%**
• Initial project capital	**C$549.5M**
• Working capital	**C$49.4M**
• Sustaining capital including mine closure	**C$36.1M**
• Operating costs	**C$48.68 per tonne**
• Project mine life	**11 years**
• Average annual production	**3 million tonnes**
• Total diamond production	**49 million carats**
• Average annual diamond production	**4.45 million carats**
• Diamond price	**US$102.48 per carat****

* After taxes/royalties and unleveraged

** The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants.

Investing in Diamonds



Scarcity of New Mines

Gahcho Kué was discovered in 1994. Since then no other world-class hard-rock diamond discovery has been made. Gahcho Kué is also the largest and richest diamond development project globally. There are approximately twenty-five primary diamond mines in production today. By 2014/15 when Gahcho Kué could commence production, this number is expected to fall to approximately twelve. Through its interest in Gahcho Kué, Mountain Province is exceptionally well placed to participate in the development of one of the world's largest and potentially most profitable new diamond mines.

Diamond Shortage

Prior to the credit crisis and the resulting global recession, rough diamond prices were increasing sharply - a reflection of robust demand through 2007 and into early 2008. During the last quarter of 2008, rough prices were estimated to have fallen by approximately 50 percent. A number of major producers curtailed production dramatically. The result was a slow but steady recovery in rough diamond prices during 2009 and early 2010. During the latter half of 2010 and into 2011 rough diamond prices increased sharply, recording an approximate 30 percent increase during 2010. Peak diamond supply is now upon us. Starting in 2011, total production will be insufficient to meet the expanding Asian demand. By 2014/15, when Gahcho Kué commences production, continuing demand is expected to provide exceptional price support for production from an already robust Gahcho Kué.

Powerful New Markets

While the United States accounts for 40 percent of global diamond sales, the largest demand increases are coming from China, India and the Middle East. During 2010, demand for rough diamonds in India and China increased by more than 20 percent. During the first quarter of 2010, for the first time ever, China surpassed the United States in the importation of polished diamonds, reflecting the depth and strength of the Chinese market. This trend has continued during early 2011.

Canada: The New Diamond Frontier

With the commissioning of the Victor and Snap Lake mines during 2008, Canada now has four producing diamond mines. Gahcho Kué will be the fifth, securing Canada's position as a global leader in diamond production - larger than South Africa, and rivaling Russia and Botswana.

Canada's diamonds have secured a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under stringent social and environmental regulations.

Rough Diamond Market (US$b)
(Source: Rio Tinto November 2010)



Rough Diamond Prices
(Source: De Beers February 2011)





Corporate Highlights







"An independent feasibility study was completed detailing an economically viable, technically credible and environmentally sound development plan for Gahcho Kué…"

Gahcho Kué Joint Venture

- Mountain Province 49%, De Beers 51%
- Strategic and material decisions require consent of both partners
- Each partner contributes a proportionate share of development costs
- Each partner markets their own share of production
- Historic project costs reduced to C$120M
- Mountain Province to repay De Beers C$59M (49% of historic project costs) on the following schedule:
  - C$200,000 on signing of amended joint venture agreement · Paid
  - C$5.1M towards the feasibility study · Paid
  - C$10M within 90 days of completion of feasibility study · Paid
  - C$10M within 90 days of issuance of construction and operating permits · estimate H2 2012
  - C$10M within 90 days of commencement of commercial production · estimate H2 2014
  - The balance following commercial production · estimate 2015





MOUNTAIN PROVINCE
DIAMONDS INC.

**Management's
Discussion and Analysis**

Financial Statements

2010 ANNUAL REPORT
MOUNTAIN PROVINCE DIAMONDS

Management's Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2010

The following management's discussion and analysis ("MD&A") of the operating results and financial position of Mountain Province Diamonds Inc. ("the Company" or "Mountain Province" or "MPV") is prepared as at March 30, 2011, and should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2010. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

The Company changed its year end from March 31 to December 31, effective December 31, 2009, to align its fiscal year end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

For additional information, reference is made to the Company's press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company's website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company's mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties ("NI 43-101").

Overall Performance

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the "Gahcho Kué Project" or the "Project") located in the Northwest Territories ("NWT") of Canada. The Company's primary asset is its 49% interest in the Gahcho Kué Project. The Company entered into a letter of agreement with De Beers Canada Inc. ("De Beers Canada") in 1997, subsequently continued under and pursuant to an agreement concluded in 2002 (the "2002 Agreement"), in which De Beers Canada had agreed to carry all costs incurred by the Project.

Under the 2002 Agreement with De Beers Canada in effect until July 3, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the "Participants") under which:

i.   The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

ii. Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

iii. Each Participant will contribute their proportionate share to the future project development costs;

iv. Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

v.   The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

vi. Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

  - $200,000 on execution of the 2009 Agreement (Mountain Province's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as "company portion of project costs");

  - Up to $5.1 million in respect of De Beers Canada's share of the costs of the feasibility study; ($4,128,434 to December 31, 2010, recorded as "sunk cost repayment").

- $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement);

- $10 million following the issuance of the construction and operating permits;

- $10 million following the commencement of commercial production; and

- The balance within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. Subsequent to the year end, the Company made a payment to De Beers Canada of $10 million representing the payment required with the completion of the feasibility study with a 15% IRR, pending the Joint Venture Management Committee's approval of the necessary development work for a mine.

Mountain Province has agreed that the Company's marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above, if and when such payments become due.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a joint venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated financial statements starting July 4, 2009.

The Company, in conjunction with De Beers Canada, commissioned an independent feasibility study on the Gahcho Kué Project, which was completed in September 2010. On October 21, 2010, the Company announced highlights of the independent feasibility study, *(see "Independent Feasibility Study" section below)* and on December 3, 2010, the Company filed the NI 43-101 Feasibility Study on SEDAR. The underlying value and recoverability of the amounts shown for the Company's investment in the Gahcho Kué joint venture is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034. 5034 is further delineated into 5034 North, South, Centre, East and West. The four main kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005. Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

On September 1, 2009, the Company announced that JDS Energy and Mining Inc. ("JDS"), an independent engineering firm, had been appointed by the Gahcho Kué Joint Venture to conduct the feasibility study. The feasibility study results are discussed in the section below titled "Independent Feasibility Study".

Gahcho Kué Mineral Resource Estimate

The resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a press release titled *"Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project"*. In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué Project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003. The updated resource estimate is summarized as follows in Table 1:

Table 1
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Modeled diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 De Beers price book with a 20% increase factor. The modeled prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project was now of sufficient quality and level of detail to support a feasibility study.

AMEC concluded that all of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining. The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods. All the Gahcho Kué kimberlites remain open to depth.

The AMEC technical report is dated April 20, 2009, and is entitled "Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada". A copy of the full report is available on SEDAR, and on the Company's website at www.mountainprovince.com.

Independent Diamond Valuation

On August 4, 2010, in a press release entitled *"Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds"*, the Company announced the results of an updated independent diamond valuation of the diamonds recovered from the Gahcho Kué Project during the exploration phase. The valuation was conducted by WWW International Diamond Consultants Ltd. and took place at the London offices of the Diamond Trading Company in early April, 2010. All diamond values presented below are based on the WWW Price Book as at April 13, 2010.

Table 2 below reflects the actual price per carat for the parcel of 8,243.56 carats of diamonds recovered from the Gahcho Kué Project.

Table 2

Pipe	Zone	Actual Price US$/carat		
		Total Carats	$/Carat	Total Dollars
5034	Centre Lobe	633.80	80.23	50,852
	West Lobe	1,119.40	79.63	89,134
	East Lobe	1,264.21	178.59	225,770
5034 Total		3,017.41	121.22	365,757
Hearne		2,906.45	60.44	175,654
Tuzo		2,319.70	243.03	563,750
Total		**8,243.56**	**134.06**	**1,105,161**

Table 3 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 3

Pipe	Modeled Average Price US$/carat					
	+ 1.00mm			+1.50mm		
	High	Model	Low	High	Model	Low
5034 NE Lobe	131	107	96	143	116	104
5034 Centre	122	100	91	137	113	102
5034 West	141	114	103	157	127	114
Tuzo	81	67	61	93	77	70
Hearne	82	68	62	93	78	71

Note: 1.50mm prices provided for reference purposes only.

In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices'] will certainly be towards the 'high' values."

Independent Feasibility Study

On October 21, 2010, in a press release titled *"Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study"*, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. ("JDS") led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:
- Project IRR including sunk costs   20.7%*
- Project IRR excluding sunk costs   33.9%
- Initial project capital $549.5M
- Working capital $49.4M
- Sustaining capital including mine closure $36.1M
- Operating costs $48.68 per tonne
- Project mine life   11 years
- Average annual production   3 million tonnes
- Total diamond production   49 million carats
- Average annual diamond production   4.45 million carats
- Diamond price   US$102.48 per carat**

 * After taxes/royalties and unleveraged

** The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting in the news release, Mountain Province said: "The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop."

Gahcho Kué Mineral Reserve Report

Technical information included in this MD&A regarding the independent feasibility study and the Gahcho Kué Mineral Reserve Report has been reviewed by Daniel Johnson, P. Eng, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties ("NI 43-101").

On October 21, 2010, Mountain Province also announced a new Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 4 below.

Table 4

Gahcho Kué Mineral Reserve Estimate

Pipe	Classification	Tonnes (Mt)	Grade (carats per tonne)	Carats (Mct)
5034	Probable	13.2	1.77	23.3
Hearne	Probable	5.4	2.10	11.5
Tuzo	Probable	12.6	1.13	14.2
Total	**Probable**	**31.3**	**1.57**	**49.0**

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board ("MVEIRB"), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review ("EIR") of the applications should be conducted. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement ("EIS") on October 5, 2007. On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

The feasibility study commissioned in August 2009 was expected to impact the final project description and the Project Operator, De Beers Canada, had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué project description was presented to the Gahcho Kué Participants, and was incorporated into the EIS to be submitted to the MVEIRB before the end of 2010. Key elements of the project description include the following:

- Average annual production rate of approximately 3 million tonnes of ore;
- Life of mine from the open-pit resource of approximately 11 years; and
- Average annual production rate of approximately 4.45 million carats.

On November 5, 2010, the Company announced that the Operator of the Gahcho Kué Joint Venture, De Beers Canada, had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS was on track for completion and submission before the end of 2010. The Company also announced that the submission of the EIS will result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

On December 23, 2010, the Company, in a joint news release with De Beers Canada entitled *"Environmental Impact Statement for Proposed Gahcho Kué Mine Submitted to Mackenzie Valley Environmental Impact Review Panel"*, announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the "Panel") of the MVEIRB. The EIS details the construction and operation of the proposed mine to ensure it is sustainable. The EIS has been assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

The joint venture partners further announced that the next step in the regulatory process will be for the Panel to review the Project's EIS submission and to confirm that the EIS conforms to the Terms of Reference. When this determination is made, the next steps in the Analytical Phase of the Environmental Impact Review will commence. Subsequent to the year-end, on March 17, 2011, the Panel wrote a letter to the Gahcho Kué Project operator, De Beers Canada, advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed, and the Panel requested responses in respect of these five items by May 2, 2011.

Other Exploration

On January 20, 2011, in a news release entitled *"Mountain Province Diamonds Initiates Exploration at Kennady North Project"*, the Company announced plans for a desktop study on the Company's 100%-owned Kennady North Project, located immediately to the north and west of the Gahcho Kué Project. The Kennady North Project consists of the five mining leases retained since 2005, and eight mineral claims staked in the fall of 2010, and has an area of approximately 30,374 acres.

The property hosts the Kelvin, Faraday and Hobbes kimberlites, which were discovered in 1999-2000, and are located between 7 km and 12 km northeast of the Gahcho Kué kimberlite cluster. The land package falls within the boundaries of the original AK claims staked in 1992 that originally comprised 520,000 acres.

A desktop study is currently underway to compile and review all of the previous work completed on Kennady North. The comprehensive database will allow Mountain Province to fast track and fine tune its future exploration plans in an efficient and cost effective manner. The results will be used to design and implement an exploration program on the Kennady North Project, which is expected to commence in the coming months. Once confirmed, details of these activities will be announced.

RESULTS OF OPERATIONS

Selected Annual Information

	Twelve months ended December 31, 2010	Nine months ended December 31, 2009	Twelve months ended March 31, 2009
Interest income	$ 122,590	$ 11,965	$ 36,782
Expenses	(2,188,050)	(1,979,989)	(1,797,168)
Net loss for the period before tax recovery	(2,065,460)	(1,968,024)	(1,760,386)
Net income (loss) for the period (after tax recovery)	(1,566,715)	(1,458,338)	(1,537,590)
Basic and diluted earnings (loss) earnings per share	(0.02)	(0.02)	(0.03)
Cash flow used in operations	(988,249)	(1,387,511)	(1,141,890)
Cash and cash equivalents, end of period	23,778,053	208,559	65,410
Total assets	117,305,642	83,746,546	65,559,505
Future income tax liabilities	4,100,008	5,176,881	5,586,567
Dividends declared	Nil	Nil	Nil

Year ended December 31, 2010

The Company has changed its year-end to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

The Company's net loss for the year ended December 31, 2010 was $1,566,715, or $0.02 per share, compared with a net loss of $1,458,338, or $0.02 per share for the nine months ended December 31, 2009. Before the Company's tax recovery of $498,745 for the year ended December 31, 2010 (nine months ended December 31, 2009 - $509,686), the net loss was $2,065,460 for the year ended December 31, 2010 (nine months to December 31, 2009 - $1,968,024).

The net loss for the year ended December 31, 2010 includes the Company's proportional share of expenses of the Gahcho Kué Project in the amount of $560,715 compared to $210,789 for the nine months ended December 31, 2009. The increase is attributable not only to a longer fiscal period but also that the proportional share of costs for the 2010 fiscal year was for a full year, and increased Gahcho Kué activity compared to the nine months ended December 31, 2009 when the costs were only effective with the signing of the 2009 Agreement with De Beers Canada in mid-2009.

Operating expenses, excluding Stock-based Compensation (nil for the year ended December 31, 2010 and $268,405 for the nine months ended December 31, 2009) and the expenses associated with the Project, totaled $1,627,335 for the year ended December 31, 2010 compared to $1,500,795 for the nine months ended December 31, 2009, reflecting only a small increase for the additional three months in 2010's fiscal year. Reductions in Promotion and Investor Relations (about $75,000) and Salary and Benefits (about $78,000) were offset by an increase in Travel (about $75,000), and Consulting Fees ($195,000) for increased marketing efforts for the Company.

Interest income of $122,590 for the year ended December 31, 2010 increased over the prior fiscal period (nine months ended December 31, 2009 - $11,965) as a result of significantly improved cash balances as a result of financings done in the second half of 2009 and through 2010.

Summary of Quarterly Results

December 31, 2010 Fiscal Year

	Fourth Quarter December 31, 2010	Third Quarter September 30, 2010	Second Quarter June 30, 2010	First Quarter March 31, 2010
Interest income	$ 57,589	$ 26,404	$ 22,142	$ 16,455
Expenses	(634,649)	(507,139)	(676,884)	(369,378)
Net (loss) before tax recovery	(577,060)	(480,735)	(654,742)	(352,923)
Future income tax recovery	104,319	127,395	173,506	93,525
Net (loss) after tax recovery	(472,741)	(353,340)	(481,236)	(259,398)
Net (loss) per share (basic)	0.00	(0.01)	(0.01)	0.00
Cash flow (used in) operations	663,623	(513,561)	(375,090)	(763,221)
Cash and cash equivalents, end of period	23,778,053	1,984,041	3,276,714	159,805
Assets	117,305,642	97,111,247	95,795,932	84,292,388
Future income tax liabilities	4,100,008	4,414,828	4,909,850	5,083,356
Dividends	Nil	Nil	Nil	Nil

December 31, 2009 Fiscal Nine Months

	Third Quarter December 31, 2009	Second Quarter September 30, 2009	First Quarter June 30, 2009 *(restated)*
Interest income	$ 8,353	$ 2,466	$ 1,146
Expenses	(743,421)	(907,172)	(329,396)
Net (loss) before tax recovery	(735,068)	(904,706)	(328,250)
Future income tax recovery	182,953	239,747	86,986
Net (loss) after tax recovery	(552,115)	(664,959)	(241,264)
Net (loss) per share (basic)	(0.01)	(0.01)	(0.00)
Cash flow (used in) operations	(1,255,755)	(525,442)	(249,195)
Cash and cash equivalents, end of period	208,559	644,269	181,900
Assets	83,746,546	75,462,011	65,557,225
Future income tax liabilities	5,176,881	5,359,834	5,599,581
Dividends	Nil	Nil	Nil

March 31, 2009 Fiscal Year

	Fourth Quarter March 31, 2009	Third Quarter December 31, 2008 *(restated)*	Second Quarter September 30, 2008 *(restated)*	First Quarter June 30, 2008 *(restated)*
Interest income	$ 2,755	$ 10,419	$ 9,698	$ 13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Future income tax recovery	48,302	(30,166)	93,255	111,405
Net (loss) income after tax recovery	(125,011)	(844,936)	(258,650)	(308,993)
Net income (loss) per share (basic)	(0.01)	(0.01)	(0.00)	(0.01)
Cash flow used in operations	(212,156)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,734,869	5,704,703	5,797,958
Dividends	Nil	Nil	Nil	Nil

Three Months Ended December 31, 2010

The Company's net loss before tax recovery during the three months ended December 31, 2010 was $577,060, compared with a net loss before tax recovery of $735,068 for the three months ended December 31, 2009.

Expenses were $634,649 for the three months ended December 31, 2010 compared to $743,421 for the comparative three months ended December 31, 2009. The increase is attributable primarily to increased travel associated with marketing efforts.

Gahcho Kué Project - Proportionate Consolidation

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements effective July 4, 2009.

Summarized below are the results of operations, cash flows and financial position relating to the Company's proportional interest (49%) in the Gahcho Kué Joint Venture for the year ended December 31, 2010 and the nine months ended December 31, 2009:

	2010	December 31, 2009
Results of operations:		
Revenue	$ –	$ –
Expenses	560,715	210,789
Proportionate share of net loss	$ (560,715)	$ (210,789)
Cash flows:		
Operating activities	$ (192,994)	$ (126,786)
Financing activities	6,466,046	60,839,466
Investing activities	(6,273,052)	(60,712,680)
Proportionate share of change in cash and cash equivalents	$ –	$ –

	2010	December 31, 2009
Financial position:		
Current assets	$ 136,442	$ 106,061
Long-term assets	71,657,718	66,000,782
Current liabilities	(1,207,433)	(163,502)
Long-term liabilities	(3,281,215)	(5,103,875)
Proportionate share of net assets	$ 67,305,512	$ 60,839,466

Liquidity and Capital Resources

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per share, to raise gross proceeds of approximately $11.5 million. Proceeds from the private placement are being used to support the feasibility study and permitting for the Gahcho Kué Project, and for general corporate purposes.

On November 18, 2010, the Company completed a private placement of 4.6 million shares at $5 per share, and gross proceeds of $23 million. The net proceeds of the Offering are being used to advance the Gahcho Kué diamond project and for general corporate purposes.

The Company reported working capital of $29,451,180 at December 31, 2010 ($8,315,371 as at December 31, 2009), and cash and cash equivalents and short-term investments of $33,555,142 ($9,942,277 at December 31, 2009). The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter party credit risk associated with the bank.

The Company had no long-term debt as at December 31, 2010 and December 31, 2009. The Company's contributions payable to De Beers are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production. *(See "Overall Performance" section above)*.

After December 31, 2010, 1,110,916 warrants were exercised for proceeds of $2,289,032, and 120,000 options were exercised for proceeds of $475,200.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management's estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company's interest in the Gahcho Kué Project represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. The Company's assessment is that as at December 31, 2010, there has been no impairment in the carrying value of its mineral properties.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates may be inaccurate and the actual costs for the asset retirement obligation may change significantly.

The Company expenses the fair value of stock-based payments where fair value has been determined using the Black-Scholes method. The Company also values warrants using the Black-Scholes method. Under the Black-Scholes method, estimates are made as to the volatility of the Company's shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

Future Accounting Policy Changes

(a) Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The CICA issued Handbook Sections 1582, *"Business Combinations"*, 1601,*"Consolidated Financial Statements"*, and 1602, *"Non-controlling Interests"*, all of which are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581, *"Business Combinations"* and 1600, *"Consolidated Financial Statements"* and establish a new Section for accounting for non-controlling interest in subsidiaries. The Company is currently evaluating the impact of these new standards.

(b) International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Institute of Chartered Accountants announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

The Company is now finalizing its IFRS conversion. The Company's IFRS conversion team underwent ongoing training to ensure a thorough understanding of IFRS, and ongoing transition work is underway with the assistance of an external advisor.

Tasks completed to date include:

• Scoping analysis of IFRS standards for the Company

• Development of a changeover plan

- Review and selection of IFRS 1 exemptions

- Determination of the IFRS standards that will result in opening balance sheet adjustments

- Development of accounting policy technical papers for IFRS standards applicable to the Company

- Preparation of draft/shell financial statements for the Company for December 31, 2011 and the interim of March 31, 2011 including draft wording for the notes to financial statements about policies and IFRS transition.

- Calculations, subject to review, of transitional adjustments.

Scoping Analysis of IFRS Standards

The Company expects that its accounting for investments in subsidiaries, impairment of assets, exploration costs, development costs, investments in joint ventures, asset retirement obligations, stock-based compensation, and income taxes under IFRS will be different than Canadian GAAP. The opening balances at January 1, 2011 will be particularly impacted by accounting for investments in subsidiaries, exploration costs, development costs, asset retirement obligations and income taxes. Calculations of the impacts of the new accounting standards have been done and are in the process of review. It is expected that there will be a significant increase in the deficit of the Company, primarily driven by the Company's proposed policy choice to expense exploration costs. The Company is finalizing its analysis of the impacts of these changes in its transition to IFRS, the finalization and approval of accounting policies, calculations of impacts, and disclosure requirements.

In addition, the Company anticipates a significant increase in disclosure requirements under IFRS, and such requirements are also being finalized and refined along with the necessary system changes required to gather, process, and review such disclosure.

Review and Selection of IFRS 1 Exemptions

Management has completed its review of IFRS 1 exemptions and has determined that the majority are not applicable to the Company with the exception of Decommissioning Liabilities (Asset Retirement Obligations, under Canadian GAAP) and recording of business combinations. The Company anticipates that it will not retroactively estimate its decommissioning liability under IFRS, but rather elect to estimate the liability as at January 1, 2010 and adjust the opening balance sheet for changes to the liability, if any. The quantification of this adjustment is in process. The Company is considering adjusting its historic exploration and evaluation costs to opening retained earnings as an election under IFRS 1. Expensing exploration and evaluation costs for the Company's Gahcho Kué Project aligns the Company's accounting policy for exploration and evaluation with that of the Operator of the Gahcho Kué Project, De Beers Canada.

The next steps in the Company's IFRS transition comprise:

- Finalization of accounting policy choices under IFRS, and approval by senior management and the Audit Committee;

- Refinement of quantification of opening balance sheet adjustments, and approval;

- Completion of shell IFRS financial statements for the interim March 31, 2011 reporting period;

- Completion of shell IFRS financial statements for the year ended December 31, 2011;

- Refinement and approval of calculations of adjustments for the 2010 comparative periods of March 31, June 30 and September 30;

- Completion of the impacts of transition to IFRS on the Company's information technology and data systems, if any;

- Completion of the assessment of the impact on the Company's internal controls. The Company's Internal Controls over Financial Reporting ("ICFR") already includes controls, processes and procedures over changes in accounting and the changeover to IFRS will be reviewed in light of the Company's current ICFR related to changes in accounting policies. It has been concluded that these same ICFR controls, processes and procedures equally apply to the transition to IFRS; and

- Auditor procedures on the IFRS accounting policy choices and opening balance sheet as at January 1, 2010.

Future Expected Changes to IFRS Impacting the Company

Continuous monitoring of current IFRS developments is necessary to ensure appropriate decisions are considered and made by the Company. Some Exposure Drafts ("EDs") do not currently impact the Company. Specifically, the following ED is expected to impact the Company:

Joint Arrangements

The International Accounting Standards Board ("IASB") has issued ED 9 - *Joint Arrangements* which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2011, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province's business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company's common shares should be considered speculative.

Mountain Province's business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration activities or the completion of feasibility studies;
- risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
- risks related to foreign exchange fluctuations and prices of diamonds;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
- risks related to environmental regulation and liability;
- political and regulatory risks associated with mining and exploration; and
- other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations

The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. The CFO's consulting agreement was amended in December 2010.

Disclosure of Outstanding Share Data

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At March 30, 2011, there were 78,646,973 shares issued and 1,114,635 stock options outstanding. There are also 1,547,950 warrants outstanding exercisable until June 8, 2011 at $3.20 per warrant.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2010 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under National Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Control Over Financial Reporting

The Company's management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting. Management has conducted an evaluation of internal controls over financial reporting based on the framework established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal controls over financial reporting were effective as at December 31, 2010 with no change during the year that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

Outlook

During fiscal 2011, the Company plans to continue the permitting and development of the Gahcho Kué Project and exploration at the Kennady North Project. Subsequent to the year-end, on March 17, 2011, the Gahcho Kué Panel of the MVEIRB wrote a letter to the Gahcho Kué project operator, De Beers Canada, advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed and requested responses in respect of these five items by May 2, 2011. On completion of the conformity review, the Gahcho Kué Panel is expected to publish a revised work plan covering the balance of the environmental review. During this period, the Gahcho Kué Joint Venture partners are expected to make a final investment decision, following which a plan and budget for the development of the Gahcho Kué mine will be completed.

A desktop study is currently underway to compile and review all of the previous work completed on the Kennady North Project. The results will be used to design and implement an exploration program on the Kennady North Project, which is expected to commence in the coming months. Once confirmed, details of these activities will be announced.

Additional Information

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company's website at www.mountainprovince.com.

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements" concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices

of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Forward-looking information is based on certain factors and assumptions regarding, among other things, exploration, permitting, construction, mining, and production at the Gahcho Kué Project and Kennady North Project as well as world and U.S. economic conditions and the future worldwide demand for diamonds. Specifically, in making statements regarding expected mineral recovery, diamond prices and expectations concerning the diamond industry, the Company has made assumptions regarding, among other things, foreign exchange rates, continuing recovery of world and U.S. economic conditions, our ability to successfully implement our exploration, construction and mining plans, the success of permitting the Gahcho Kué Project, and overall demand for diamonds. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See "Risks".

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Disclosure of "contained ounces" (or "contained carats") in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

On behalf of the Board of Directors,

Patrick Evans
President & CEO

March 30, 2011

Report of Management

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management's best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company's last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Patrick C. Evans
President and
Chief Executive Officer

Jennifer M. Dawson
Chief Financial Officer and
Corporate Secretary

March 30, 2011

Independent Auditors' Report of Registered Public Accounting Firm

To the Board of Directors of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. as of December 31, 2010 and December 31, 2009 and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the year ended December 31, 2010, the nine-month period ended December 31, 2009, and the year ended March 31, 2009. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as of December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for the year ended December 31, 2010, the nine-month period ended December 31, 2009 and the year ended March 31, 2009 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 30, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 30, 2011

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Mountain Province Diamonds Inc.

We have audited Mountain Province Diamonds Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mountain Province Diamonds Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Annual Report on Internal Control over Financial Reporting within its Form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the year ended December 31, 2010, the nine-month period ended December 31, 2009, and the year ended March 31, 2009, and our report dated March 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 30, 2011

Consolidated Balance Sheets

As at December 31, 2010 and 2009 (In Canadian dollars)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets		
Cash and cash equivalents *(Note 4)*	$ **23,778,053**	$ 208,559
Short-term investments *(Note 4)*	**9,777,089**	9,733,718
Marketable securities *(Note 3)*	**23,062**	13,431
Amounts receivable	**499,192**	269,979
Advances and prepaid expenses	**134,174**	39,173
	34,211,570	10,264,860
Property and equipment	**42,753**	44,100
Interest in Gahcho Kué Joint Venture *(Note 5)*	**83,051,319**	73,437,586
Total assets	$ **117,305,642**	$ 83,746,546
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **4,760,390**	$ 1,949,489
Long-term liabilities		
Future income tax liabilities *(Note 7)*	**4,100,008**	5,176,881
Asset retirement obligation relating to Gahcho Kué Joint Venture *(Note 5)*	**3,281,215**	5,103,875
Shareholders' equity:		
Share capital *(Note 6)*	**133,054,164**	97,312,714
Value assigned to warrants *(Note 6)*	**1,545,926**	1,870,564
Contributed surplus *(Note 6)*	**1,026,302**	1,238,302
Deficit	**(30,480,793)**	(28,914,078)
Accumulated other comprehensive income	**18,430**	8,799
Total shareholders' equity	**105,164,029**	71,516,301
Total liabilities and shareholders' equity	$ **117,305,642**	$ 83,746,546

Commitments and Contingencies *(Note 5)*
Subsequent events *(Notes 5 and 6(c) and 6(d))*

See accompanying notes to consolidated financial statements.

On Behalf of the Board of Directors:

Jonathan Comerford
Director

Patrick Evans
Director

Consolidated Statements of Operations and Deficit

For the year ended December 31, 2010, nine months ended December 31, 2009 and the year ended March 31, 2009

(In Canadian dollars)

	(12 months ended) December 31, 2010	(9 months ended) December 31, 2009	(12 months ended) March 31, 2009
Expenses:			
Accretion on asset retirement obligation	$ (398,102)	$ (190,064)	$ –
Consulting fees	(721,987)	(526,947)	(639,987)
Gahcho Kué Project management fee	(162,613)	(20,725)	–
Office and administration	(200,274)	(199,161)	(74,242)
Professional fees	(340,051)	(350,994)	(185,011)
Promotion and investor relations	(78,499)	(154,029)	(82,816)
Salary and benefits	(45,162)	(122,917)	(46,371)
Stock based compensation *(Note 6)*	–	(268,405)	(574,200)
Transfer agent and regulatory fees	(124,255)	(104,396)	(115,856)
Travel	(117,107)	(42,351)	(78,685)
Net loss for the period before the undernoted	(2,188,050)	(1,979,989)	(1,797,168)
Other income:			
Interest income	122,590	11,965	36,782
Net loss for the period before tax recovery	(2,065,460)	(1,968,024)	(1,760,386)
Future income tax recovery *(Note 7)*	498,745	509,686	222,796
Net loss for the period	(1,566,715)	(1,458,338)	(1,537,590)
Deficit, beginning of period	(28,914,078)	(27,455,740)	(25,918,150)
Deficit, end of period	$ (30,480,793)	$ (28,914,078)	$ (27,455,740)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.03)
Weighted average number of shares outstanding	70,833,448	62,023,496	59,929,348

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Income

For the year ended December 31, 2010, nine months ended December 31, 2009 and the year ended March 31, 2009

(In Canadian dollars)

		(12 months ended) December 31, 2010		(9 months ended) December 31, 2009		(12 months ended) March 31, 2009
Net loss for the period	$	(1,566,715)	$	(1,458,338)	$	(1,537,590)
Other comprehensive (loss) income						
Change in fair value of available-for-sale marketable securities		9,631		7,473		(31,611)
Comprehensive loss for the period	$	(1,557,084)	$	(1,450,865)	$	(1,569,201)

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statement of Accumulated Other Comprehensive Income

(Expressed in Canadian Dollars)

		(12 months ended) December 31, 2010		(9 months ended) December 31, 2009		(12 months ended) March 31, 2009
Balance, beginning of period	$	8,799	$	1,326	$	32,937
Change in fair value of available-for-sale marketable securities		9,631		7,473		(31,611)
Balance, end of period	$	18,430	$	8,799	$	1,326

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended December 31, 2010, nine months ended December 31, 2009 and the year ended March 31, 2009

(In Canadian dollars)

	(12 months ended) December 31, 2010	(9 months ended) December 31, 2009	(12 months ended) March 31, 2009
Cash provided by (used in):			
Operating activities:			
Net loss for the period	$ (1,566,715)	$ (1,458,338)	$ (1,537,590)
Items not involving cash:			
Accretion on asset retirement obligation	398,102	190,064	–
Future income tax recovery	(498,745)	(509,686)	(222,796)
Stock based compensation	–	268,405	574,200
Changes in non-cash operating working capital:			
Amounts receivable	(229,213)	(138,749)	65,980
Advances and prepaid expenses	(95,001)	30,326	(317)
Accounts payable and accrued liabilities	1,003,323	230,467	(21,367)
	(988,249)	(1,387,511)	(1,141,890)
Investing activities:			
Investment in Gahcho Kué Joint Venture	(10,025,570)	(2,215,704)	(177,393)
(Investment in) redemption of short-term investments	(43,371)	(9,501,782)	1,205,441
	(10,068,941)	(11,717,486)	1,028,048
Financing activities:			
Shares issued for cash, net of costs	33,048,756	12,647,786	–
Shares issued from option exercises	326,000	600,360	34,502
Shares issued from warrant exercises	1,251,928	–	–
	34,626,684	13,248,146	34,502
Increase (decrease) in cash and cash equivalents	23,569,494	143,149	(79,340)
Cash and cash equivalents, beginning of period	208,559	65,410	144,750
Cash and cash equivalents, end of period	$ 23,778,053	$ 208,559	$ 65,410
Supplemental disclosure of non-cash investing activities:			
Changes in liabilities of mineral interests	$ 1,807,578	$ 1,296,700	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the year ended December 31, 2010 (In Canadian dollars)

1. Nature of Operations:

Mountain Province Diamonds Inc. (the "Company") was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada's Northwest Territories.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. ("De Beers Canada") (Note 5), and has completed a feasibility study indicating that its Gahcho Kué property contains mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as "Interest In Gahcho Kué Joint Venture" is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to develop economically recoverable reserves will require the Company to write-off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The Company's ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada, the operator of the Gahcho Kué Project.

Certain of the prior years' figures have been reclassified to conform to the current year's presentation.

2. Significant Accounting Policies and Future Accounting Policy Changes:

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company's interest in the Gahcho Kué joint venture has been proportionally consolidated *(see Note 5)*.

(b) Cash and cash equivalents and short-term investments:
Cash and cash equivalents consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired *(see Note 4)*.

(c) Marketable securities:
Marketable securities are considered to be available-for-sale securities and are carried at market value, which is also considered to be fair value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. The changes in fair market value are recorded within the Statement of Accumulated Other Comprehensive Income. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

(d) Interest In Gahcho Kué Joint Venture:

The Company considers its interest in the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, *"Property, Plant and Equipment"*, and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company or the Gahcho Kué joint venture are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration costs is dependent upon successful permitting, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 - *"Mining Exploration Costs"* which interprets how Accounting Guideline No. 11 entitled *"Enterprises in the Development Stage"* ("AcG-11") affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061, *"Property, Plant and Equipment"*, paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

EIC-174 also sets forth the Committee's consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required. With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are to be charged to the statement of operations.

The Company considers that costs in the nature of exploration costs incurred with respect to its investment in the Gahcho Kué Project have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company's interest in Gahcho Kué Project is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

The Company's interest in the Gahcho Kué joint venture has been proportionally consolidated *(see Note 5)*.

(e) Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional or reduced asset retirement costs).

The Company has consolidated its proportional interest in the asset retirement obligation of the Gahcho Kué joint venture *(see Note 5)*.

(f) Stock-based compensation:

The Company applies the fair value method for stock-based compensation and other stock-based payments, and expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period. Direct awards of stock are expensed based on the market price of the shares at the time of granting of the award. The Company estimates forfeitures of options on an ongoing basis.

(g) Income taxes:

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h) Basic loss per share:

Basic (loss) earnings per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(i) Foreign currency translation:

The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at historic rates of exchange, and statement of operations items are translated at the average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

(j) Financial instruments:

The fair values of the Company's cash, short-term investments, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments. The fair value of marketable securities is disclosed in Note 3.

(k) Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration if capitalization criteria are met, asset retirement obligations, the assumptions used in determining the fair value of stock options and warrants, and the calculations of future income tax assets and liabilities. Actual results could materially differ from these estimates.

Future Accounting Policy Changes:

Business combinations, consolidated financial statements, non-controlling interests and comprehensive revaluation of assets and liabilities:

For interim and annual financial statements relating to its fiscal year commencing January 1, 2011, the Company will be required to adopt The Canadian Institute of Chartered Accountants' ("CICA") new Handbook Section 1582, *Business Combinations* ("Section 1582") (replacing Section 1581 *Business Combinations*), Section 1601, *Consolidated Financial Statements* ("Section 1601"), Section 1602, *Non-Controlling Interests* ("Section 1602") and Section 1625, *Comprehensive Revaluation of Assets and Liabilities* "Section 1625").

Section 1582 establishes standards for the accounting of a business combination for which the acquisition date is after the Company's fiscal year ended December 31, 2010.

Section 1601, with the new Section 1602, replaces the former Section 1600, *Consolidated Financial Statements*, and establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1625 is amended as a result of Section 1582, Section 1601 and Section 1602, and applies prospectively.

International Financial Reporting Standards ("IFRS"):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

3. Marketable Securities:

The quoted market value of marketable securities at December 31, 2010 was $23,062 (December 31, 2009 - $13,431). The original cost of these marketable securities at December 31, 2010 was $4,632 (December 31, 2009 - $4,632).

4. Financial Instruments:

Fair Value Estimation

During 2009, CICA Handbook Section 3862, *Financial Instruments - Disclosures*, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data

The Company's financial assets as at December 31, 2010 measured at fair value consist of cash and cash equivalents, short-term investments and marketable securities which are classified as Level 1.

Financial Assets and Liabilities

Information regarding the Company's financial assets and liabilities at December 31, 2010 and December 31, 2009 is summarized as follows:

	2010		2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Held-for-trading -				
Cash and cash equivalents	$ 23,778,053	$ 23,778,053	$ 208,559	$ 208,559
Short-term investments	9,777,089	9,777,089	9,733,718	9,733,718
	$ 33,555,142	$ 33,555,142	$ 9,942,277	$ 9,942,277
Available-for-sale				
Marketable securities	$ 23,062	$ 23,062	$ 13,431	$ 13,431
Loans and receivables				
Amounts receivable	$ 499,192	$ 499,192	$ 269,979	$ 269,979
Other liabilities				
Accounts payable and accrued liabilities	$ 4,760,390	$ 4,760,390	$ 1,949,489	$ 1,949,489

The short-term investments at December 31, 2010 are cashable guaranteed investment certificates ("GICs") held with a major Canadian financial institution purchased with original maturities between January and June 2011. The GICs held at December 31, 2010 are carried at fair market value. Given the GICs' low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at December 31, 2010 and December 31, 2009 under its financial instruments is summarized as follows:

	2010	2009
Amounts receivable:		
Currently due	$ 131,903	$ 269,979
Past due by 90 days or less, not impaired	126,048	–
Past due by greater than 90 days, not impaired	241,241	–
	$ 499,192	$ 269,979
Cash and cash equivalents	$ 23,778,053	$ 208,559
Short-term investments	9,777,089	9,733,718
	$ 33,555,142	$ 9,942,277

All of the Company's cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are cashable in whole or in part, generally with interest, at any time to maturity. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of approximately $499,000.

The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company's financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

Market Risk

The Company's marketable securities are classified as available-for-sale, and are subject to changes in the market prices. They are recorded at fair value in the Company's financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company's exposure to market risk is not considered to be material.

Foreign Currency Risk

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $16,000 decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar as almost all of its operations are located in Canada. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at December 31, 2010 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

5. Interest in Gahcho Kué Joint Venture:

	2010	2009
Balance, beginning of period	$ 73,437,586	$ 65,161,533
Changes in the year		
Change in asset retirement obligation relating to Gahcho Kué Joint Venture	(2,220,762)	4,913,811
Change in proportionate share of Gahcho Kué net capitalized costs for the period	1,022,371	57,441
Technical consulting	100,410	18,384
Sunk cost repayment	2,837,596	1,290,838
Company portion of feasibility study costs	3,107,775	1,339,304
Company portion of project costs	4,718,350	646,735
Mining claims and lease costs[a]	47,993	9,540
Total change in period	9,613,733	8,276,053
Balance, end of period	$ 83,051,319	$ 73,437,586

(a) Mining claims and lease costs relate to the Company's Kennady North Project.

The Company holds a 49% interest in the Gahcho Kué Project (the "Project") located in the Northwest Territories, Canada, and De Beers Canada Inc. ("De Beers Canada") holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the "2009 Agreement"). The Company considers that the Gahcho Kué joint venture is a related party under CICA Handbook Section 3840, *"Related Party Transactions"*.

Under a previous agreement (the "2002 Agreement") in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the "Participants") under which:

(a) The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b) Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(c) Each Participant will contribute their proportionate share to the future project development costs;

(d) Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(e) The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;

(f) The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

  • $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as "company portion of project costs");
  • Up to $5,100,000 in respect of De Beers Canada's share of the costs of the feasibility study; ($4,128,434 to December 31, 2010, recorded as "sunk cost repayment");
  • $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement);
  • $10,000,000 following the issuance of the construction and operating permits;
  • $10,000,000 following the commencement of commercial production; and
  • The balance within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

Subsequent to the year end, the Company made a payment to De Beers Canada of $10 million representing the payment required with the completion of the feasibility study with a 15% IRR, pending the Joint Venture Management Committee's approval for the necessary development work.

The Company has agreed that its marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

Summarized below are the results of operations, cash flows and financial position relating to the Company's proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the years ended December 31, 2010 and 2009:

	2010	2009
Results of operations:		
Revenue	$ –	$ –
Expenses	560,715	210,789
Proportionate share of net loss	$ (560,715)	$ (210,789)
Cash flows:		
Operating activities	$ (192,994)	$ (126,786)
Financing activities	6,466,046	60,839,466
Investing activities	(6,273,052)	(60,712,680)
Proportionate share of change in cash and cash equivalents	$ –	$ –

	2010	2009
Financial position:		
Current assets	$ 136,442	$ 106,061
Long-term assets	71,657,718	66,000,782
Current liabilities	(1,207,433)	(163,502)
Long-term liabilities	(3,281,215)	(5,103,875)
Proportionate share of net assets	$ 67,305,512	$ 60,839,466

Asset Retirement Obligation

The fair value of the Gahcho Kué asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $18.7 million), expected timing of cash flow payments required to settle the obligations between 2011 and 2028, a credit-adjusted risk-free discount rate of 7.8%, and an inflation rate of 2.25%.

The balance of the asset retirement obligation at December 31, 2010 and 2009 is as follows:

	2010	2009
Balance, beginning of period	$ 5,103,875	$ –
Asset retirement obligation recorded as a result of the 2009 Agreement	–	4,913,811
Change in estimate of discounted cash flows for the year	(2,220,762)	–
Accretion recorded during the period	398,102	190,064
Balance, end of period	$ 3,281,215	$ 5,103,875

There is no security posted against the Asset Retirement Obligation as at December 31, 2010.

6. Share Capital and Contributed Surplus:

(a) Authorized:
   Unlimited common shares, without par value

(b) Issued and fully paid:

	Number of shares	Amount
Balance, March 31, 2009	59,932,381	$ 85,870,841
Exercise of stock options	365,365	600,360
Value of stock options exercised	–	294,903
Issuance of shares from financing, net of costs	6,334,000	10,546,610
Balance, December 31, 2009	66,631,746	$ 97,312,714
Exercise of stock options	150,000	326,000
Value of stock options exercised	–	212,000
Exercise of warrants	558,134	1,251,928
Transfer from value of warrants	–	324,638
Issuance of shares from financing, net of costs	10,076,177	33,626,884
Balance, December 31, 2010	77,416,057	$133,054,164

On August 4, 2009, the Company completed a private placement. An aggregate of 3,000,000 Units of the Company were issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months. *(See also Note 6(d) for the value assigned to the warrants)*. Two related parties, a director and an officer, participated in the private placement for a total of 40,000 Units.

On December 8, 2009, the Company announced that it had closed a bought deal financing (the "Offering") under which the Company issued 3,334,000 Units in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800. Each Unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months. As well, the underwriters of the Offering subscribed to 50,000 common share purchase warrants for $0.268 each for gross proceeds of $13,400. *(See also Note 6(d) for the value assigned to the warrants).*

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972.

On November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000.

(c) Stock options:

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the "Plan") which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company's issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2010, there were 5,075,139 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2009	1,300,000	$ 1.72
Granted	300,000	1.72
Exercised	(365,365)	1.64
Balance, December 31, 2009	1,234,635	$ 1.75
Exercised	(150,000)	2.17
Balance, December 31, 2010	1,084,635	$ 1.69

During the year ended December 31, 2010, 150,000 options were exercised for proceeds of $326,000 (2009 - $600,360).

The following are the stock options outstanding and exercisable at December 31, 2010.

Expiry Date	Black-Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
January 30, 2011	$ 321,100	100,000	0.01 years	$ 4.50
November 23, 2013	436,797	684,635	1.83 years	$ 1.26
August 25, 2014	268,405	300,000	1.01 years	$ 1.72
	$ 1,026,302	1,084,635	2.85 years	

Subsequent to the year end, 120,000 options were exercised for proceeds of $475,200.

As well, subsequent to the year end, the Board of Directors approved a grant of 100,000 options to the President and Chief Executive Officer, and 50,000 options to the Chief Financial Officer. The grant date was January 10, 2011, the exercise price is $6.13, and the options have a five year term expiring January 9, 2016. The options vested immediately. The Company has valued these options at $487,084 using the Black-Scholes options pricing model with assumptions as noted below, and expensed them in January 2011.

Dividend yield	0%
Expected volatility	60.22%
Risk-free interest rate	2.46%
Expected life	5 years
Weighted average fair value of options issued	$3.247

(d) Warrants:

The Company's financing, which closed on August 4, 2009, involved an aggregate of 3,000,000 Units of the Company at a price of $1.50 per Unit. Each Unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 per common share for a period of 18 months.

The Company's Offering, which closed on December 8, 2009, involved an aggregate of 3,334,000 Units at a price of $2.70 per Unit. Each Unit comprises one common share of the Company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months. In addition, the underwriters of the bought deal financing were issued 50,000 common share purchase warrants for consideration of $0.268 each with the same exercise price of $3.20 per common share and the same period of 18 months.

The following presents the continuity of warrants outstanding:

	Number of Warrants	Amount
Balance, March 31, 2009	–	$ –
Issued, net of costs	3,217,000	1,870,564
Balance, December 31, 2009	3,217,000	$ 1,870,564
Exercised	(558,134)	(324,638)
Balance, December 31, 2010	2,658,866	$ 1,545,926

During the year ended December 31, 2010, 558,134 warrants were exercised for proceeds of $1,251,928.

The following is a summary of warrants outstanding at December 31, 2010:

Date of Issue	Number of Warrants	Exercise Price	Expiry Date
August 4, 2009	1,054,916	$ 2.00	February 5, 2011
December 8, 2009	1,603,950	$ 3.20	June 8, 2011
Total	2,658,866		

Subsequent to the year end, the remaining 1,054,916 warrants with an exercise price of $2.00 per common share were exercised before their expiry date of February 5, 2011, for gross proceeds of $2,109,832.

Additionally, 56,000 warrants with an exercise price of $3.20 per common share were exercised for gross proceeds of $179,200.

(e) Contributed surplus:

	Amount
Balance, March 31, 2008	$ 945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)
Balance, March 31, 2009	1,264,800
Recognition of stock-based compensation expense	268,405
Value on exercise of stock options transferred to share capital	(294,903)
Balance, December 31, 2009	1,238,302
Value on exercise of stock options transferred to share capital	(212,000)
Balance, December 31, 2010	$ 1,026,302

Shareholder Rights Plan:

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the "Rights Plan"), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

7. Income Taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the year ended December 31, 2010 (nine months ended December 31 2009 - 26.5% and year ended March 2009 - 26.5%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	(12 months ended) December 31, 2010	(9 months ended) December 31, 2009	(12 months ended) March 31, 2009
Loss before income taxes	$ 2,065,460	$ 1,968,024	$ 1,760,386
Tax recovery calculated using statutory rates	547,347	521,526	466,500
Expenses not deductible for taxation	(9,522)	(71,127)	(152,163)
Other (return to provision adjustments)	(39,080)	59,287	(91,541)
	$ 498,745	$ 509,686	$ 222,796

The components that give rise to future income tax assets and future tax liabilities are as follows:

	(12 months ended) December 31, 2010	(9 months ended) December 31, 2009	(12 months ended) March 31, 2009
Interest in Gahcho Kué Joint Venture	$ (7,580,405)	$ (6,114,483)	$ (6,369,281)
Loss carry forwards	3,351,702	1,208,362	992,556
Share issuance costs	418,856	–	–
	(3,809,847)	(4,906,121)	(5,376,725)
Valuation allowance	(290,161)	(270,760)	(309,842)
Net future income tax asset (liability)	$ (4,100,008)	$ (5,176,881)	$ (5,686,567)

At December 31, 2010, the Company has available losses for income tax purposes totaling approximately $12.6 million, expiring at various times from 2011 to 2030. Of the available losses, $0.8 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $51 million, which may be carried forward and utilized to reduce future taxable income. Included in the $51 million of tax pools is $29 million which can only be utilized against taxable income from specific mineral properties.

8. Capital Management:

The Company considers its capital structure to consist of share capital, contributed surplus, options and warrants. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's main property, Gahcho Kué, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2010. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

9. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 1, these financial statements have been prepared in accordance with Canadian GAAP. A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission ("SEC") follows:

(a) Interest in Gahcho Kué Joint Venture:
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis of accounting whereby the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company's financial statements. U.S. GAAP does not allow the use of proportionate consolidation, and requires that such investments be recorded on an equity basis of accounting. However, pursuant to an exemption provided by the SEC, the Company is not required to recast their consolidated financial statements on an equity accounted for basis if information on the balances that have been proportionately consolidated is provided (see Note 5).

Included in the Interest in Gahcho Kué Joint Venture balance sheet item are deferred exploration costs. In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - *Accounting by Mining Enterprises for Exploration Costs*, updated by EIC 174 - *Mining Exploration Costs* in March 2009, which affects mining companies with respect to the deferral of exploration costs. EIC 174 refers to CICA Handbook Section 3061, *Property, Plant and Equipment*, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, the Company considers certain exploration costs to have characteristics of property, plant and equipment and, accordingly, defers such costs as part of its costs of its Interest in the Gahcho Kué Joint Venture. Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

Under Canadian GAAP, the Company has recorded a future income tax liability in connection with the value of the mineral property acquired as part of the investment in Camphor Ventures Inc. in the year ended March 31, 2008. During the year ended December 31, 2010, the Company determined that this future income tax liability should not be recognized for US GAAP purposes as the carrying value of the mineral property for US GAAP purposes was less than its tax basis and also determined that the previously recorded adjustment to expense deferred exploration costs in the balance sheet reconciliation was overstated by $4,913,811. The Company has revised comparative figures to correct the immaterial impact of these items. Accordingly, the Company has included a reconciliation of total liabilities under US GAAP and has corrected the adjustment for deferred exploration costs in the balance sheet reconciliation in Note 9(c) below. This recast also resulted in an increase in net loss of $509,686 in the 9-month period ended December 31, 2009 and $222,796 in the year ended March 31, 2009 from amounts previously reported.

In addition, during the year, the Company incurred certain share issue costs with the private placements described in Note 6(b), and recorded a future income tax asset in connection with these costs. Under US GAAP, a future income tax asset would not be recognized. Accordingly, the Company has reflected this amount as a reconciling item in Note 9(c) below.

(b) Recent accounting pronouncements:
In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805), *Disclosure of Supplementary Pro Forma Information for Business Combinations*. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the

supplemental pro-forma adjustments directly attributable to the business combination included in the reported pro-forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is still assessing the potential impact of this ASU on its future disclosure requirements.

In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-13, *Compensation - Stock Compensation* (Topic 718), *Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades*. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and are not expected to have a significant impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), *Amendments to Certain Recognition and Disclosure Requirements*. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment is effective upon issuance. The adoption of this ASU had no impact on the consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which provides amendments to Subtopic 820-10, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157, *Fair Value Measurements*). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this ASU had no impact on the consolidated financial statements.

On January 1, 2010, the Company adopted the amended ASC Topic 810, *Consolidation* (formerly SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*). The amendments were intended to address the effects on certain provisions of ASC Subtopic 810-10, as a result of the elimination of the qualifying special-purpose entity concept; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation did not always provide timely and useful information about an enterprise's involvement in a variable interest entity. The Company's adoption of ASC Topic 810 was effective as of January 1, 2010. The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

On January 1, 2010, the Company adopted the amended ASC Topic 860, *Transfers and Servicing*, (formerly SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140*) which eliminated the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The Company's adoption of ASC Topic 860 was effective as of January 1, 2010.The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.

On January 1, 2010, the Company adopted ASC No. 855, *Subsequent Events*. ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Statement sets forth:

1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The adoption of ASC No. 855 did not have any impact on the Company's consolidated financial statements.

(c) Reconciliation:

The effects of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows are summarized as follows:

	December 31, 2010	December 31, 2009
Total assets:		
Total assets, under Canadian GAAP	$ 117,305,642	$ 83,746,546
Adjustment for future income tax liability *(Note 9(a))*	(6,131,529)	(6,131,529)
Adjustment for deferred exploration costs *(Note 9(a))*	(46,405,397)	(34,570,902)
Total assets, under US GAAP	$ 64,768,716	$ 43,044,115
Total liabilities:		
Total liabilities, under Canadian GAAP	$ 12,141,613	$ 12,230,245
Adjustment for future income tax liability *(Note 9(a))*	(4,100,008)	(5,176,881)
Total liabilities, under US GAAP	$ 8,041,605	$ 7,053,364
Shareholders' equity:		
Shareholders' equity, under Canadian GAAP	$ 105,164,029	$ 71,516,301
Adjustment for future income tax liability (Note 9(a))	(1,453,393)	(954,648)
Adjustment for future income tax asset on share issue costs (Note 9(a))	(578,128)	–
Adjustment for deferred exploration costs (Note 9(a)	(46,405,397)	(34,570,902)
Shareholders' equity, under US GAAP	$ 56,727,111	$ 35,990,751

(d)

	(12 months ended) December 31, 2010	(9 months ended) December 31, 2009	(12 months ended) March 31, 2009
Net loss for the period:			
Net loss for the period, under Canadian GAAP	$ (1,566,715)	$ (1,458,338)	$ (1,537,590)
Adjustment for future income tax liability *(Note 9(a))*	(498,745)	(509,686)	(222,796)
Adjustment for deferred exploration expenditures *(Note 9(a))*	(11,834,495)	(3,427,067)	(177,393)
Net loss for the period, under US GAAP	(13,899,955)	(5,395,091)	(1,937,779)
Other Comprehensive income:			
Change in fair value of available-for-sale marketable securities	9,631	7,473	(31,611)
Comprehensive loss for the period under US GAAP	$ (13,890,324)	$ (5,387,618)	$ (1,969,390)
Basic and diluted loss per share, under US GAAP	$ (0.20)	$ (0.09)	$ (0.03)
Cash used in operating activities:			
Cash used in operating activities, under Canadian GAAP	$ (988,249)	$ (1,387,511)	$ (1,141,890)
Adjustment for deferred exploration costs *(Note 9(a))*	(10,025,570)	(2,215,704)	(177,393)
Cash used in operating activities, under US GAAP	$ (11,013,819)	$ (3,603,215)	$ (1,319,283)
Cash provided (used) in investing activities:			
Cash provided (used) in investing activities, under Canadian GAAP	$ (10,068,941)	$ (11,717,486)	$ 1,028,048
Adjustment for deferred exploration costs *(Note 9(a))*	10,025,570	2,215,704	177,393
Cash provided (used) in investing activities under US GAAP	$ (43,371)	$ (9,501,782)	$ 1,205,441



Corporate Information

Head Office

401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario
M5H 2Y4

T: 416-361-3562
F: 416-603-8565

Investor Relations

Patrick Evans
President and CEO

T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com
www.mountainprovince.com

Registrar & Transfer Agent

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

Auditors

KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Legal Counsel

Fraser Milner Casgrain LLP
77 King Street West
Suite 400, P.O. Box 42
Toronto Dominion Centre
Toronto, Ontario
M5K OA1

Officers and Directors

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

www.mountainprovince.com

Corporate Information

Head Office

Mountain Province Diamonds Inc.
401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario
M5H 2Y4

T: 416-361-3562
F: 416-603-8565

Investor Relations

Patrick Evans
President and CEO

T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com
www.mountainprovince.com

Registrar & Transfer Agent

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

Auditors

KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Legal Counsel

Fraser Milner Casgrain LLP
77 King Street West
Suite 400, P.O. Box 42
Toronto Dominion Centre
Toronto, Ontario
M5K OA1

Officers and Directors

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

www.mountainprovince.com

Mining for Good



www.mountainprovince.com